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Adrian, Michigan Retail/Wholesale



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Current Activity

$0 committed from $0 of interest



Target $105 k

FUNDRAISE



Acropolis Games was envisioned as a place for people of all interested to meet and play games. It has evolved into something far greater! Acropolis was always meant to be a safe and inclusive environment where people could gather and feel included. The community has really embraced this concept and has made Acropolis their own.

Ever since Acropolis opened in May 2015 the various communities have shown continued growth and that promises to continue with an improved location in downtown Adrian. We believe that our increased visibility in the community will lead to more foot traffic and thus more immersion into our community.



Timothy D Roberts II, Owner

 CURRENT FUNDRAISE SUMMARY

Fundraise Summary

Security Type	Revenue share	❓
Minimum Investment	$50	❓
Investor Eligibility	All Investors	❓

Offering Materials

📄 AG Intro & Disclosures.pdf

📄 AG Subscription Agreement.pdf

📄 AG Form C.pdf

📄 AG Financial Statements.pdf

📄 AG Revenue Sharing Agreement.pdf

You may download these documents for your own use.

ℹ️ Learn about investing in revenue share loans

 FINANCIALS

FUNDING	FINANCIALS		💬 ASK A QUESTION

This is an overview of the previous and planned financings of the business, including the capital needs the business is looking to cover in the current financing.

Funding Uses for Target Raise ($105 k)

🏢 Location/Buildout	$90,000 ℹ️

Remaining funding uses include cash buffer and Localstake Marketplace fees. See offering materials for full details.

$200,000 from Other Financings

Bank (Debt)	$113,500 (planned) ℹ️
Founders (Equity)	$25,000 (planned) ℹ️

Grant (Won Business Competition)	$25,000 ⓘ
Bank (Debt)	$36,500 ⓘ



 Q&A

CATEGORY ▼   💬 ASK A QUESTION

▸ **Who are your target customers?**

Our target customer base is typically males between the ages of 12 and 70. But in reality we want to target anyone above the age of 8 that is interested in pop culture, games, comics, collectibles or other hobby products or events. We want to build an inclusive community that focuses on people gathering together in a safe location that is clean and well lit.

▸ **Do you have current customers?**

Our current customer base is predominantly male, around 95% accounting for 99% of our sales. Our typical order value is between $25 and $50. Our Facebook page is replete with customer reviews.

▸ **What is your current customer pipeline?**

Our customer base is our customer pipeline. We advertise locally and on Facebook and we currently do not have any major contracts.

 TEAM



Timothy D Roberts II
Owner

 Background Check ✓ ✉ Message

Tim Roberts is the founder of Acropolis Games, but more importantly he is a member of the Acropolis community. Tim is a gamer, businessman, football coach, and aspiring community leader. Tim has been blessed to be the steward of something as powerful as Acropolis Games!

Tim has been operating Acropolis Games as his full-time employment since its founding in April 2015.

 Partners & Providers

Christopher D. Miller
Service Provider

Chris Miller is the head of Downtown & Economic Development in Adrian Michigan. He is a tremendous asset in the world of... ▣ Read More



Shawn Preissle
Service Provider

Shawn Preissle serves as a Business Consultant for the MI-SBDC Greater Washtenaw Region and in the Division of Economic &... ▣ Read More

Lauri Knox
Service Provider

Lauri Knox is the owner of Knox Accounting in Adrian Michigan. She and her team have served as the accountants for Acropolis... ▣ Read More



Blake Conklin
Partner

Blake Conklin is my direct service rep to GTS distribution who is one of our largest distributors for board games, card games,... ▣ Read More



Rickey Johnson
Partner

Rickey was our sales rep from Games Workshop, perhaps one of our largest suppliers, for almost two years. Rickey has since been... ▣ Read More







Luke Hardy
Partner

Luke is our sales rep from Alliance Game Distributors. He also has been our rep since we opened our account with them. Luke is... Read More



ABOUT ACROPOLIS GAMES LLC

Entity	Acropolis Games LLC
Entity Type	LLC
State Organized	Michigan
Founded	April 2015
Employees	2
Social Media	
Website	

Headquarters



105 Sand Creek Hwy
105 Sand Creek Hwy, Adrian, MI 49221
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# COMPANY UPDATES

This business has no updates at this time. Check back soon!

# DISCUSSION

💬 Post a Question

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# RISKS & DISCLOSURES

CATEGORY ▼   💬 ASK A QUESTION

▸ **No assurances of sufficient financing; Additional capital may be required**

Although the Company believes the proceeds of this Offering, along with other planned financings, will provide adequate funding to develop and successfully support its business plans, there can be no assurances that such funds will be adequate. If the Company's cash requirements exceed current expectations, the Company may need to raise additional equity or debt capital, beyond what is being sought with current efforts. There can be no... Read More

▸ **Competition from other businesses**

The Company will compete in a competitive market with several established businesses, including other gaming retail outlets, comic book stores, online retailers and many others. The Company expects competition to increase in the future. If and when the Company expands the scope of its product and service offerings, it may compete with a greater number of companies across a wider range of products and services. Many of the Company's current... Read More

▸ **Existing and potential litigation**

Although management is unaware of any threatened or pending litigation against the Company or management, there can be no assurance that future claims will not be asserted and that, even if without merit, the cost to defend against such claims would not be significant, thus having a material adverse effect on the Company's business, financial condition and results of operations. The Company has never filed any lawsuit against any other person... Read More

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An investment in the Company involves a high degree of risk, and should be regarded as speculative. Prospective investors should carefully consider these investment risks, among others, in addition to the other information presented in the Offering Materials, in evaluating the Company for investment. The risks listed herein are not a complete list of potential risks facing the Company and it may encounter unexpected risks in the future, which, may adversely affect its performance.

Business status: Actively funding

Target Closing Date: Thursday, January 31, 2019 at 11:59 pm EST. See offering materials for full details.

Your status: No interest

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Offering Information and Disclosures

This business is conducting an offering of securities in reliance on the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding.

The offering is being conducted by Localstake Marketplace LLC, a registered broker dealer and funding portal, and a member of FINRA and SIPC. Check the background of this firm on FINRA's BrokerCheck. Localstake Marketplace LLC has performed a due diligence review of this business, including background checks, financial forecasts, and review of investment documentation.

Please review the Offering Materials for a full description of the risks to be considered when assessing an investment in this business. Also, review our Risks of Investing before making an investment decision.



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